Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
Suite 4260, 161 Bay Street Toronto, ON, Canada M5J 2S1	BVL: SMT www.sierrametals.com

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q1 2019 OPERATING AND FINANCIAL highlights	4

4.	OUTLOOK	11

5.	RESULTS OF OPERATIONS	16

6.	SUMMARIZED FINANCIAL RESULTS	24

7.	QUARTERLY FINANCIAL REVIEW	28

8.	LIQUIDITY AND CAPITAL RESOURCES	29

9.	safety, health and environment	30

10.	OTHER RISKS AND UNCERTAINTIES	30

11.	NON-IFRS PERFORMANCE MEASURES	31

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	38

13.	OFF BALANCE SHEET ARRANGEMENTS	40

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	40

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	41

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2019 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of May 13, 2019 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Gordon Babcock B.Sc., P. ENG., Chief Operating Officer, Sierra Metals, is the qualified person as defined in National Instrument 43-101 (“NI 43-101”) relating to operational scientific and technical information of Sierra Metals which have been included in this MD&A.

Americo Zuzunaga, MAusIMM CP(Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM CP(Metallurgist) and Consultant to Sierra Metals is a Qualified Person and chartered professional qualifying as a competent person on metallurgical processes.

2.	COMPANY OVERVIEW

Sierra Metals is a Canadian, American, and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

3

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q1 2019 OPERATING AND FINANCIAL highlights

(In thousands of dollars, except per share and cash cost amounts, consolidated	Three Months Ended
figures unless noted otherwise)	March 31, 2019	March 31, 2018
Operating
Ore Processed / Tonnes Milled	568,401	557,710
Silver Ounces Produced (000's)	691	594
Copper Pounds Produced (000's)	7,732	8,090
Lead Pounds Produced (000's)	6,954	6,312
Zinc Pounds Produced (000's)	16,421	18,214
Gold Ounces Produced	1,986	1,952
Copper Equivalent Pounds Produced (000's)[1]	21,767	23,445
Zinc Equivalent Pounds Produced (000's)[1]	50,562	47,209
Silver Equivalent Ounces Produced (000's)[1]	3,988	4,394

Cash Cost per Tonne Processed	$51.77	$46.66
Cost of sales per AgEqOz	$8.48	$7.15
Cash Cost per AgEqOz[2]	$8.30	$6.77
AISC per AgEqOz[2]	$13.71	$9.85
Cost of sales per CuEqLb[2]	$1.55	$1.34
Cash Cost per CuEqLb[2]	$1.52	$1.27
AISC per CuEqLb[2]	$2.51	$1.85
Cost of sales per ZnEqLb[2]	$0.67	$0.67
Cash Cost per ZnEqLb[2]	$0.66	$0.63
AISC per ZnEqLb[2]	$1.08	$0.92

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.54	$0.57
AISC per ZnEqLb (Yauricocha)[2]	$0.85	$0.82
Cash Cost per CuEqLb (Bolivar)[2]	$2.04	$1.29
AISC per CuEqLb (Bolivar)[2]	$3.59	$1.94
Cash Cost per AgEqOz (Cusi)[2]	$16.53	$18.34
AISC per AgEqOz (Cusi)[2]	$30.57	$28.33
Financial
Revenues	$49,180	$61,675
Adjusted EBITDA[2]	$12,041	$27,403
Operating cash flows before movements in working capital	$11,804	$27,348
Adjusted net income attributable to shareholders[2]	$886	$11,187
Net income (loss) attributable to shareholders	$(1,724)	$8,703
Cash and cash equivalents	$23,937	$25,514
Working capital	$(19,795)	$(1,576)

(1)Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

(3) The decrease in working capital was due to the Corona Acquisition Facility with BCP being classified as a current liability, as it was repaid in full during May 2019.

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Q1 2019 Operational Highlights and Growth Initiatives

The Company achieved record quarterly throughput from the Cusi Mine, and the third highest quarterly throughput from the Bolivar Mine, continuing the successful production increases realized in Mexico during 2018. Consolidated production of silver increased 16% to 0.7 million ounces, copper declined 4% to 7.7 million pounds, lead increased 10% to 7.0 million pounds, zinc declined 10% to 16.4 million pounds, and gold increased 2% to 1,986 ounces compared to Q1 2018.

The Yauricocha Mine experienced a 14% reduction in throughput during Q1 2019 compared to Q1 2018 due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during March 2019. Regular operations at the mine and mill resumed on April 14, 2019, and management believes that any production lost during this strike action should not materially affect the Company’s annual production guidance. Despite the reduction in throughput, higher head grades and recoveries for all metals, except gold head grades, realized at Yauricocha resulted in a 3% increase in zinc equivalent pounds produced during Q1 2019 compared to Q1 2018.

At Bolivar, a 14% decline in copper head grades, and slightly lower silver and gold recoveries, offset the increase in silver and gold head grades, and copper recoveries, and resulted in an 7% decrease in copper equivalent pounds produced during Q1 2019 compared to Q1 2018. At Cusi, throughput reached approximately 815 tonnes per day (“tpd”) during Q1 2019, and the Company continues to work towards reaching the 1,200 tpd mark during Q2 2019. The 165% increase in throughput realized during Q1 2019 resulted in a 64% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades.

Q1 2019 Production Highlights

•	Silver production of 0.7 million ounces; a 16% increase from Q1 2018

•	Lead production of 7.0 million pounds; a 10% increase from Q1 2018

•	Gold production of 1,986 ounces; a 2% increase from Q1 2018

•	Copper production of 7.7 million pounds; a 4% decrease from Q1 2018

•	Zinc production of 16.4 million pounds; a 10% decrease from Q1 2018

•	Zinc equivalent production of 50.6 million pounds; a 7% increase from Q1 2018

•	Record quarterly throughput at the Cusi Mine in Mexico

•	Production lost during the illegal strike action at Yauricocha should not materially affect the Company’s annual production guidance, as management expects that annual production guidance will still be met.

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Q1 2019 Consolidated Financial Highlights

•	Revenue from metals payable of $49.2 million in Q1 2019 decreased by 20% from $61.7 million in Q1 2018. The decrease in revenues was partially due to a 14% decrease in tonnes processed at the Yauricocha Mine due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019; which was partially offset by higher head grades and recoveries for all metals, except gold head grades at Yauricocha. Lower revenues were also affected by the decreases in the prices of silver (7%), copper (9%), zinc (21%), lead (18%), and gold (2%). Additionally, lower copper head grades and silver and gold recoveries realized at the Bolivar Mine resulted in a 15% decrease in revenues, while Cusi’s revenues increased by 61% due to the 165% increase in throughput, quarter over quarter;

•	Yauricocha’s cost of sales per zinc equivalent payable pound was $0.57 (Q1 2018 - $0.63), cash cost per zinc equivalent payable pound was $0.54 (Q1 2018 - $0.57), and AISC per zinc equivalent payable pound of $0.85 (Q1 2018 - $0.82). The increase in the AISC per zinc equivalent payable pound for Q1 2019 compared to Q1 2018 was due to the increase in treatment and refining charges for the zinc concentrate sold. This was partially offset by the increase in zinc equivalent payable pounds as the Company realized higher head grades and recoveries for all metals, except gold head grades.

•	Bolivar’s cost of sales per copper equivalent payable pound was $2.09 (Q1 2018 - $1.46), cash cost per copper equivalent payable pound was $2.04 (Q1 2018 - $1.29), and AISC per copper equivalent payable pound was $3.59 (Q1 2018 - $1.94) for Q1 2019 compared to Q1 2018. The increase in the AISC per copper equivalent payable pound during Q1 2019 compared to Q1 2018 due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 3,600 tpd and 4,000 tpd level. The majority of these costs are included in opex. Additionally, sustaining capital expenditures were $3.6 million higher in Q1 2019 compared to Q1 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements required to produce 3,600 to 4,000 tpd. The Company has considered these costs sustaining capital expenditures, even though the majority of the plant improvement costs are one-time costs required to process the tonnage increases we expect to achieve during the second half of the year;

•	Cusi’s cost of sales per silver equivalent payable ounce was $13.85 (Q1 2018 - $10.17), cash cost per silver equivalent payable ounce was $16.53 (Q1 2018 - $18.34), and AISC per silver equivalent payable ounce was $30.57 (Q1 2018 - $28.32) for Q1 2019 compared to Q1 2018. AISC per silver equivalent payable ounce increased due to higher sustaining capital expenditures incurred due to investments made in the concentrator plant in order to increase throughput to 1,200 tpd during Q2 2019;

•	Adjusted EBITDA(1) of $12.0 million for Q1 2019 decreased compared to $27.4 million in Q1 2018. The decrease in adjusted EBITDA in Q1 2019 was due to the decrease in revenues realized at Yauricocha and Bolivar, mainly due to the illegal strike action at Yauricocha and a decrease in the prices of all metals;

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

•	Net income (loss) attributable to shareholders for Q1 2019 was $(1.7) million (Q1 2018: $8.7 million) or $(0.01) per share (basic and diluted) (Q1 2018: $0.05);

•	Adjusted net income attributable to shareholders (1) of $0.9 million, or $0.01 per share, for Q1 2019 was lower than the adjusted net income of $11.2 million, or $0.07 per share for Q1 2018;

•	A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.4 million for Q1 2019 (Q1 2018: $2.6 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

•	Cash flow generated from operations before movements in working capital of $11.8 million for Q1 2019 decreased compared to $27.3 million in Q1 2018. The decrease in operating cash flow is mainly the result of lower revenues generated and lower gross margins realized; and

•	Cash and cash equivalents of $23.9 million and working capital of $(19.8) million as at March 31, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. The decrease in working capital was due to the Corona Acquisition Facility with BCP being classified as a current liability, as it was repaid in full during May 2019. Cash and cash equivalents have increased by $2.1 million during Q1 2019 due to $1.5 million of operating cash flows, and $20.7 million drawn down from the new Senior Secured Corporate Facility, being partially offset by capital expenditures incurred in Mexico and Peru of $(11.3) million, $(0.1) million of share repurchases, and repayments of loans, credit facilities and interest of $(8.7) million.

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Project Development

•	The Company reported the resolution of the illegal strike action at the Yauricocha Mine that ran from March 19 – April 13, 2019. During the strike there were no material situations that took place and an agreement was been reached whereby no contractors dismissed as part of the contractor change will be reinstated, which was the initial reason for the strike;

•	Mine development at Bolívar during Q1 2019 totaled 1,454 meters. A portion of the meters (1,070m) were developed to prepare stopes for mine production. The remainder of the meters (384m) were related to the deepening of ramps and developing service ramps to be used for ventilation and pumping in the Lower El Gallo Inferior orebody and Bolivar West orebody; and

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

•	During Q1 2019, at the Cusi property, mine development totaled 1,251 meters, which included 100 meters of ramp development at the Santa Rosa de Lima Zone; the rest of the development related to stope preparation in various zones within the mines;

Exploration Highlights

Peru:

During Q1 2019, the Company drilled 59 holes totaling 9,345 meters at Yauricocha. The drilling included the following:

Exploration Drilling:

•	Copper Porphyry Mineralization (Central Mine Zone Level 720): 2 holes totaling 1,849 meters were drilled to continue to test the priority anomaly located in the monzonite intrusive zone, where a copper molybdenum mineralized porphyry was discovered earlier in the year; drill results continue to display the presence of a copper molybdenum porphyry orebody, where we have observed typical alterations, as well as copper mineralization disseminated in the encased rock, as veinlets with quartz and copper are present with molybdenum;
•	Antacaca Orebody (Level 1070 Central Mine Zone): 2 holes totaling 1,029 meters to explore the continuity of mineralization of the orebody at depth; the hole confirmed the continuity of this mineralized orebody at depth, with magnetite mineralization with nodules of chalcopyrite;
•	Contacto Occidental Orebody (Level 1070 Central Mine Zone): 11 holes totaling 1,644 meters to explore the continuity of this high-grade orebody at depth; six of the drill holes had positive results and allowed us to confirm and define the irregularities of the gaps within the orebody;

Definition Drilling:

•	Esperanza (Level 1020 Central Mine Zone): 5 holes totaling 639 meters which confirmed the continuity of mineralization of the orebody; holes were executed between the sublevel development level 8 meters above the 1020 level;
•	Esperanza Distal (Level 1020 Central Mine Zone): 15 holes totaling 1,661 meters to further define the continuity of this mineralized orebody in order to bring it into production during Q3 2019;
•	Catas (1070 Level Central Mine Zone): 13 holes totaling 1,440 meters to define and provide greater certainty for the continuity of the orebody down to the 16th floor of the 1120 level;
•	Karlita (870 Level Cachi Cachi Mine): 11 holes totaling 1,083 meters to provide more certainty to the resources existing on the 16th floor of the 920 level of the mine.

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Mexico:

Bolivar

•	At Bolívar during Q1 2019, 8,240 meters were drilled from surface as well as diamond drilling within the mine. 1,794 meters were drilled within the mine in the El Gallo zone to the northwest and southeast to determine the continuity of the skarn orebody. Surface exploration drilling was performed in the Bolívar West, South extension, area with 1,234 meters drilled, and 2,748 meters in the Bolivar West/Lylli area, encountering skarn intersections with some mineralization. Exploration drilling was started to determine the potential of the Lower Gallo zone to the southeast, which included 708 meters drilled which encountered intersections of skarn with some mineralization. 1,756 meters of geotechnical holes were drilled to determine the type of rock that exists near the potential Bolivar West/Piedras Verdes plant tunnel project.

Cusi

•	During Q1 2019 the Company drilled 1,261 meters to support the development of the Santa Rosa de Lima vein in Promontorio to further verify the size and continuity of the orezone. In addition, 3,656 meters of surface diamond drilling was performed to explore the depth of the mineralized structure of San Nicolas, San Rafael and Santa Rosa de Lima.

Confirmation of High-Grade Mineralized Extensions to the Bolivar West Zone

On April 3, 2019 the Company announced positive results from a recent drilling program designed to test the continuity and characteristics of geophysical anomalies identified in a recent Titan 24 Geophysical Survey. Drilling has identified and defined a new zone named West Extension to the Bolivar West zone which is an extension of the Bolivar West structure and is within close proximity to the Bolivar West zone with similar characteristics.

The areas tested in the Titan 24 survey demonstrated an excellent relationship between chargeability and the structures. Based on those results, the Company continued to test these areas with drilling programs. This has resulted in the definition of a new structure which demonstrates the continuity of previously defined wide, high-grade, copper structures. The Company plans to drill an additional six to seven holes, approximately 2,500 meters, within this area in 2019. Depending on success further holes and drilling could be added. Further to the success at the West Extension, the potential for further extensions to the North of this zone remains open.

•	Four drill holes were executed to test geophysical anomalies in an area identified by the Titan 24 Geophysical Survey.

•	Drilling identified a new, wide, high-grade copper structure which extends the continuity of the Bolivar West zone approximately 500 meters apart

•	Average grade of the intercepts is 1.15% copper (2.09% copper equivalent) with an average true width of 8.2 meters

•	Intersects include segments of high-grade zinc-silver structures as well as copper ore structures with higher gold content than historical levels at the mine.

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Drill hole highlights include:

Hole No.	CuEq %	Ag g/t	Cu %	Zn %	Au g/t	Width
DB18B666	6.56	140	2.29	7.56	0.09	Over 4 meters
DB18B669	2.42	15	1.32	0.02	1.16	Over 20 meters
DB18B672	4.63	36	0.87	8.50	0.00	Over 3 meters

Corporate Development Highlights

Automatic Share Purchase Plan

On April 15, 2019, the Company announced that, in connection with its normal course issuer bid (“NCIB”), which was previously announced on December 11, 2018, it has entered into an automatic share purchase plan (the “Plan”) with its designated broker.

The Plan permits the Company’s designated broker, CIBC Capital Markets (“CIBC”), to purchase common shares of the Company (“Common Shares”) at times when Sierra Metals ordinarily would not be active in the market due to insider trading rules and its own internal trading blackout periods. Purchases will be made by CIBC based upon parameters set out by the Company prior to the commencement of any such blackout period and in accordance with the terms of the Plan. Outside of these blackout periods, Common Shares may continue to be purchased at the Company’s discretion, subject to the rules of the TSX and applicable securities laws. The Company’s NCIB commenced on December 17, 2018 and will remain active until December 16, 2019.

During April 2019, the Company purchased a block of 800,000 shares under its NCIB at a price of C$2.02 per share.

Appointment of new Director

The Company announced the appointment of Mr. Ricardo Arrarte to the Board of Directors who will fill the vacancy left by the resignation of Mr. Philip Renaud.

Mr. Arrarte is a Director with an affiliate of the private equity firm Arias Resource Capital Management LP and is also the Chief Executive Officer for Cautivo Mining Inc. Mr. Arrarte is a Mining and Mechanical Engineer with over 20 years’ experience in management, operations, and consulting for mining companies. Mr. Arrarte has worked with Hochschild Mining PLC as Operations Manager in charge of four silver mines in Peru, Compania Minera Caudalosa SA as Chief Executive Officer, Consorcio Minero Horizonte as Planning and Engineering Manager, Buenavetura Ingenieros SA – BISA as an Engineering Consultant, Fosfatos Del Pacifico SA as Mine Manager, and Cementos Pacasmayo SAA as Geology and Mine Central Manager. Mr. Arrarte is experienced in mine and plant design, managing mining operations, production and costs with large teams of personnel.

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

4.	OUTLOOK

2019 will be an important year for the Company as we ramp up production in Mexico while continuing to modernize and improve all Mines implementing best operational practices. These changes should allow the Company to increase metal production to new highs. Our Company wide ongoing brownfield exploration programs should also lead to further significant growth in reserves and resources, which will add to the value of our assets during the year ahead.

The Company has continued to be successful in maintaining positive operating cash flow generation from its existing operations in order to reduce debt levels, fund required capital expenditures, and maintain liquidity. Planned capital expenditures of $83 million have been approved for 2019 to deliver on the focus of capitalizing on the successful drilling campaigns during the previous two years which resulted in significant increases to the reserves and resources at each of the three mines, in addition to providing the basis for the successful results of the PEA’s released during 2018 at all three mines. Also, the $100 million Corporate Credit Facility finalized during March 2019, provides the Company with additional liquidity and will provide the financial flexibility to fund future capital projects in Mexico as well as corporate working capital requirements. The Company has repaid all previously existing debt facilities during the quarter, as well as subsequent to quarter end, using proceeds from the new Corporate Facility.

Despite the loss of 12 days of production at the Yauricocha Mine during March 2019 due to the illegal strike action which has subsequently been resolved, the mine continued its strong operational performance during Q1 2019, realizing an increase in zinc equivalent metal production compared to Q1 2018. The revenues and Adjusted EBITDA generated during Q1 2019 allowed the Company to fund its capital expenditure programs and repay some the existing debt obligations, despite a challenging metal price environment. An additional 12 days of production was lost during April 2019, however the Company has prepared a new forecast for the remainder of the year in order to recover as much metal production as possible and expects to stay within the production guidance for the mine.

This is a critical year for projects, improvements, and exploration at Yauricocha. Having received our Environmental Impact Assessment Permit for the Mine to complete the next level of the tailings deposition facility, we have begun planning and are awaiting approval for our construction permit. We are also continuing to sink the Yauricocha shaft towards the 1270 level which provides access to further reserves and resources at the Mine with loading pockets to be added on the 1210 level. Work will also commence on the ramp connecting the 920 level with the 720 level of the Yauricocha Mine providing for an additional 10,000 tonnes per month of increased capacity to move ore and waste from the Mine. Furthermore, we continue to work towards the completion of a Life of Mine Plan and updated NI 43-101 Technical Report for Reserves and Resources at Yauricocha expected by mid-year 2019.

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

A revised LOM plan is nearing completion at Bolivar, and we expect to have an updated NI 43-101 report for the Bolivar Mine during Q4 2019. Development and infrastructure improvements continue in the effort to push throughput at Bolivar to 4,000 tpd during the second half of 2019. During 2019, target mining areas will be the Gallo Inferior, Mina de Fierro, Chimneys, Breccias and Gallo Superior orebodies. Infill drilling will continue on the Bolivar West and Gallo Inferior areas, while mine development will focus on the Gallo Inferior and Breccia zones. This work will allow the Company to increase the number of minable stopes available in order to increase throughput at the plant. Improvements continue to be made at the Piedras Verdes Plant, as one flash flotation cell has been installed, and two more will be installed during the first half of 2019. Also, a new concentrate filter and fine ore bin are currently being installed.

The Company is also pleased to report that the replacement program for the main reservoir of the Bolivar water dam has progressed successfully and is 90% complete. We expect the work to be finished during Q2 2019.

At Cusi, the Company realized continued improvements in tonnage in the first quarter, and the Mine realized the highest quarterly throughput in its’ history. The increase in throughput was partially the result of the Company's successful development and mining of ore from the recently discovered high-grade silver stockwork zone located within the Santa Rosa de Lima ("SRL") vein complex. This mineralized zone extends to over 100 meters in length, 50 meters in width and 70 meters in height. Our development plan is now incorporating the wider dimensions of this zone.

A revised LOM plan is nearing completion at Cusi, and we expect to have an updated NI 43-101 report completed during Q4 2019, which will include a maiden reserve estimate for the mine. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine. The successful addition of another ball mill has seen the capacity increase from 650 tonnes per day to approximately 1,200 tonnes per day during H1 2019. A decanter was also installed at the Mal Paso Mill which will help improve water availability and provide some flexibility with the tailings facility. Development plans are in place to increase production from 1,200 tpd to 2,400 tpd by Q1 2020.

During 2019, the majority of the mine production at Cusi will come from the SRL zone, from sublevel long hole stoping and sublevel caving from the SRL zone. Infill drilling will be performed on the SRL zone, San Nicolas zone, and the Promontorio Mine. Plant improvements during 2019 will include the installation of an additional ball mill during Q3 2019, as well as new tank cells to improve flotation, and are required to push the plant’s capacity up to 2,400 tpd.

Management is very optimistic for the next twelve months, and beyond, as the groundwork has been set for continued improvements, through the modernizing and implementation of best operational practices. We continue to realize positive returns on our capital investments, and the recent PEA results demonstrate a path for continued growth at all our Mines. Ongoing aggressive brownfield exploration programs at all mines are expected to provide further growth in reserves and resources adding to the value of our assets going forward.

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Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

2019 Production and Cost Guidance

This section of the MD&A provides management’s production, cost, and capex estimates for 2019. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained at the end of this document

The Company anticipates that 2019 silver equivalent production will range between 19.5 to 21.8 million ounces, copper equivalent production will range between 107.0 to 119.9 million pounds, and zinc equivalent production will range between 261.5 to 292.9 million pounds. The increase in 2019 guidance for silver ounces and copper pounds compared to the actual 2018 production is due to the significant throughput and recovery increases planned at Bolivar and Cusi. At Yauricocha, higher copper production should be realized due to consistent copper head grades and improvement to recoveries expected from the various areas planned to be mined from the copper areas in the Esperanza Zone during 2019.

The following table sets out Sierra’s Q1 2019 production compared to the fiscal 2019 guidance:

	Q1 2019	2019 Guidance
Metal Production	Actual	Low	High

Silver ounces (000's)	691	3,730	4,176
Copper pounds (000's)	7,732	45,000	50,400
Lead pounds (000's)	6,954	25,500	28,600
Zinc pounds (000's)	16,421	72,400	81,100
Gold ounces	1,986	8,100	9,000
Silver equivalent ounces (000's)(1)	3,988	19,478	21,812
Copper equivalent pounds (000's)(1)	21,767	107,035	119,858
Zinc equivalent pounds (000's)(1)	50,562	261,545	292,880

(1) Silver equivalent ounces and copper equivalent pounds were calculated using the following realized metal prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au.

Market Review and Trends

Metal Prices

One of the primary drivers of Sierra’s earnings and ability to generate operating cash flows are the market prices of silver, copper, zinc, lead and gold, which were approximately 11% lower for copper, 19% lower for lead, 21% lower for zinc, 7% lower for silver, and 2% lower for gold, during Q1 2019 compared to the average market prices for Q1 2018. A shortage of non-ferrous raw materials combined with an improved view of the Chinese economy have, in recent months, had a positive impact on the base metal prices. However, recent uncertainty has arose following the imposition of trade tariffs by the U.S. government on Chinese exports which has negatively impacted base metal prices.

13

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

LME Average Prices	Three months ended March 31,
(In US dollars)	2019	2018

Silver (oz)	$15.57	$16.77
Copper (lb)	$2.82	$3.16
Lead (lb)	$0.92	$1.14
Zinc (lb)	$1.23	$1.55
Gold (oz)	$1,304	$1,331

The price of gold can fluctuate widely and is affected by a number of macroeconomic factors, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, global and regional supply and demand and the political and economic conditions of major gold-producing and gold-consuming countries throughout the world. A steady tightening of US monetary policy provided the backdrop for gold price movement in 2018, with the US Federal Reserve raising benchmark interest rates four times during the year, for a total of nine such increases since the current cycle began three years ago.

During Q1 2019, the price of silver was 7% lower, and gold 2% lower, compared to Q1 2018, with the price ranging from $15.08 to $16.05 per ounce for silver and $1,280 to $1,345 per ounce for gold. Sierra’s average realized silver price for Q1 2019 was $15.57 per ounce compared to $16.75 per ounce in Q1 2018. Sierra’s average realized gold price for Q1 2019 was $1,305 per ounce compared to $1,334 per ounce in Q1 2018.

The copper concentrate market has moved into tightness in the first quarter caused by mine disruptions and commissioning of new smelting capacity in China. This is being reflected in spot treatment charges that have fallen to 6-year lows. The copper metal market has seen an improvement in prices during the quarter as trade discussions between China and the U.S. are appearing to move forward. Metal stocks on the London Metal Exchange (LME) remain below long-term average levels. The limited new mine supply is expected to keep the metal market in deficit. LME copper prices in the first quarter of 2019 averaged US$2.82 per pound, up 1% from the prior quarter but down 11% from the same quarter a year ago. During Q1 2019, copper prices traded in a range of $2.62 to $2.97 per pound with an average price of $2.82 per pound compared with $3.16 per pound in Q1 2018. Sierra’s average realized copper price for Q1 2019 was $2.85 per pound compared to $3.14 per pound in Q1 2018.

The zinc concentrate market has moved into surplus with mine production increasing while smelters in China continue to face increased environmental regulation. The surplus concentrate market has moved spot treatment charges upwards. Treatment charges for spot zinc concentrates have risen over the past two quarters. The production reductions at the smelters have caused further tightness in the metals market with LME inventories falling to levels not seen since 1990. LME zinc prices averaged US$1.23 per pound in the first quarter of 2019, an increase of 3% over the previous quarter, but down 21% over the same quarter last year. In the first quarter zinc prices have steadily increased as LME inventories continued to be drawn down to historically low levels. Sierra’s realized zinc price for Q1 2019 was $1.23 per pound compared to $1.56 per pound in Q1 2018.

14

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Lead prices traded in a range of $0.87 to $0.97 per pound in Q1 2019. Sierra’s realized lead price during Q1 2019 was $0.94 per pound compared to $1.15 per pound in Q1 2018.

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at March 31, 2019 the US dollar/Peruvian Nuevo Sol exchange rate was 3.32 (December 31, 2018: 3.38) and the US dollar/Mexican Peso exchange rate was 19.44 (December 31, 2018: 19.64). A 10% change in the value of the Nuevo Sol and Peso against the US dollar would have resulted in a change of $5.8 million and $3.1 million in the Company’s net profit, respectively, assuming that our operational performance during 2019 is consistent with 2018.

The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

15

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2019	2018				2017
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Ore Processed/tonnes milled
Yauricocha	233,814	268,363	283,446	283,450	271,389	266,222	268,178	237,912
Bolivar	263,238	272,645	227,690	272,040	259,375	226,986	223,339	192,937
Cusi	71,349	58,289	55,058	46,597	26,946	16,280	13,234	23,956
Consolidated	568,401	599,297	566,194	602,087	557,710	509,488	504,751	454,805
Silver ounces produced (000's)
Yauricocha	369	402	404	392	366	330	376	448
Bolivar	130	128	94	110	120	84	76	73
Cusi	192	171	230	190	108	82	55	95
Consolidated	691	701	728	692	594	496	507	616
Copper pounds produced (000's)
Yauricocha	3,863	4,702	4,428	3,884	3,727	3,567	3,178	2,192
Bolivar	3,869	4,230	3,898	4,737	4,363	3,904	3,522	3,123
Cusi	-	-	-	-	-	-	-	-
Consolidated	7,732	8,932	8,326	8,621	8,090	7,471	6,700	5,315
Lead pounds produced (000's)
Yauricocha	6,605	7,528	6,114	6,809	6,069	5,431	6,112	8,010
Bolivar	-	-	-	-	-	-	-	-
Cusi	349	421	244	287	243	305	246	457
Consolidated	6,954	7,949	6,358	7,096	6,312	5,736	6,358	8,467
Zinc pounds produced (000's)
Yauricocha	16,421	17,545	20,772	20,300	18,144	19,393	19,717	18,268
Bolivar	-	-	-	-	-	-	-	-
Cusi	-	-	-	-	70	152	160	262
Consolidated	16,421	17,545	20,772	20,300	18,214	19,545	19,877	18,530
Gold ounces produced
Yauricocha	753	850	911	807	835	723	827	566
Bolivar	1,100	1,163	911	911	1,048	791	629	620
Cusi	133	124	84	96	69	77	61	126
Consolidated	1,986	2,137	1,906	1,814	1,952	1,591	1,517	1,312

	2019	2018				2017
Production Highlights	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver equivalent ounces produced (000's)[1]
Yauricocha	2,832	3,209	3,292	3,361	3,236	3,084	2,973	2,551
Bolivar	931	1,029	902	1,085	1,021	873	736	586
Cusi	224	207	253	217	136	121	88	149
Consolidated	3,987	4,445	4,447	4,663	4,393	4,078	3,797	3,286
Copper equivalent pounds produced (000's)[1]
Yauricocha	15,459	16,929	17,493	17,624	17,266	16,527	17,107	17,029
Bolivar	5,083	5,426	4,790	5,691	5,450	4,677	4,235	3,914
Cusi	1,225	1,092	1,345	1,137	728	652	509	995
Consolidated	21,767	23,447	23,628	24,452	23,444	21,856	21,851	21,938
Cash cost per tonne processed
Yauricocha	$73.63	$69.37	$60.34	$60.51	$63.04	$64.90	$62.33	$64.63
Bolivar	$31.47	$30.25	$31.06	$24.31	$25.68	$28.84	$25.69	$26.35
Cusi	$54.99	$57.74	$59.00	$66.56	$83.57	$119.06	$134.77	$88.41
Consolidated	$51.77	$50.44	$48.43	$44.62	$46.66	$50.57	$48.01	$49.64

16

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

	Three Months Ended
Consolidated Production	March 31, 2019	March 31, 2018	% Var
Tonnes processed	568,401	557,710	2%
Daily throughput	6,496	6,374	2%

Silver ounces (000's)	691	594	16%
Copper pounds (000's)	7,732	8,090	-4%
Lead pounds (000's)	6,954	6,312	10%
Zinc pounds (000's)	16,421	18,214	-10%
Gold ounces	1,986	1,952	2%
Silver equivalent ounces (000's) (1)	3,988	4,394	-9%
Copper equivalent pounds (000's) (1)	21,767	23,445	-7%
Zinc equivalent pounds (000's) (1)	50,562	47,209	7%
Metals payable in concentrates
Silver ounces (000's)	565	520	9%
Copper pounds (000's)	7,370	7,296	1%
Lead pounds (000's)	6,764	6,418	5%
Zinc pounds (000's)	14,813	16,475	-10%
Gold ounces	1,655	1,270	30%
Silver equivalent ounces (000's) (1)	3,631	3,964	-8%
Copper equivalent pounds (000's) (1)	19,838	21,145	-6%
Zinc equivalent pounds (000's) (1)	45,966	42,561	8%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

The Peruvian Operation

Yauricocha Mine, Yauyos, Peru

Corona’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation and is permitted to produce at a rate of 3,150 tpd, which we expect to increase to 3,600 tpd during 2019 upon receipt of the ITS permit. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

17

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three months ended March 31, 2019 has been provided below:

	3 Months Ended
Yauricocha Production	Q1 2019	Q1 2018	% Var.

Tonnes processed (mt)	233,814	271,389	-14%
Daily throughput	2,672	3,102	-14%

Silver grade (g/t)	63.51	59.52	7%
Copper grade	1.00%	0.89%	13%
Lead grade	1.45%	1.24%	17%
Zinc grade	3.56%	3.45%	3%
Gold Grade (g/t)	0.55	0.61	-9%

Silver recovery	77.23%	70.50%	10%
Copper recovery	74.80%	70.22%	7%
Lead recovery	88.19%	81.51%	8%
Zinc recovery	89.51%	87.94%	2%
Gold Recovery	18.09%	15.77%	15%

Silver ounces (000's)	369	366	1%
Copper pounds (000's)	3,863	3,727	4%
Lead pounds (000's)	6,605	6,069	9%
Zinc pounds (000's)	16,421	18,144	-9%
Gold ounces	753	835	-10%

Zinc equivalent pounds (000's)(1)	35,911	34,767	3%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

The Yauricocha Mine processed 233,814 tonnes during Q1 2019, representing a 14% decrease from Q1 2018. The decline in throughput was due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during March 2019. Regular operations at the mine and mill will resume on April 14, 2019, and management believes that any production lost during this strike action should not materially affect the Company’s annual production guidance.

Despite the decrease in throughput realized at Yauricocha during Q1 2019, higher head grades and recoveries of all metals, except gold head grades, were realized which resulted in a 3% increase in zinc equivalent metal production compared to Q1 2018. The higher lead head grades and lead production realized during Q1 2019 was the result of increased production from the cuerpos chicos that contained higher lead grades during the quarter. Higher copper head grades resulted from the inclusion of certain copper-enriched zones at Esperanza, polymetallic ore from the Central Mine Zone, and a small inclusion of polymetallic ore from the cuerpos chicos.

18

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The significant increases in silver, copper and lead head grades and recoveries resulted in a 1% increase in silver ounces produced, a 4% increase in copper pounds produced, and a 9% increase in lead pounds produced in Q1 2019, despite the lower throughput.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217 hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. In September 2013, the Piedras Verdes plant further increased its daily throughput capacity to 2,000 tpd by installing a new circuit. Work continues on the installation of an additional mill which will help grind size optionality and improve recoveries at the plant. Production has increased incrementally during the last two quarters and we should be at the 3,600 tonnes per day level during H1 2019.

At Bolívar during Q1 2019, 8,240 meters were drilled from surface as well as diamond drilling within the mine. 1,794 meters were drilled within the mine in the El Gallo zone to the northwest and southeast to determine the continuity of the skarn orebody. Surface exploration drilling was performed in the Bolívar West, South extension, area with 1,234 meters drilled, and 2,748 meters in the Bolivar West/Lylli area, encountering skarn intersections with some mineralization. Exploration drilling was started to determine the potential of the Lower Gallo zone to the southeast, which included 708 meters drilled which encountered intersections of skarn with some mineralization. 1,756 meters of geotechnical holes were drilled to determine the type of rock that exists near the potential Bolivar West/Piedras Verdes plant tunnel project.

19

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three months ended March 31, 2019 has been provided below:

	3 Months Ended
Bolivar Production	Q1 2019	Q1 2018	% Var.

Tonnes processed (mt)	263,238	259,375	1%
Daily throughput	3,008	2,964	1%

Copper grade	0.81%	0.95%	-14%
Silver grade (g/t)	19.47	17.85	9%
Gold grade (g/t)	0.19	0.18	8%

Copper recovery	82.24%	80.65%	2%
Silver recovery	79.14%	80.91%	-2%
Gold recovery	67.87%	70.94%	-4%

Copper pounds (000's)	3,869	4,363	-11%
Silver ounces (000's)	130	120	8%
Gold ounces	1,100	1,048	5%

Copper equivalent pounds (000's)(1)	5,083	5,450	-7%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

The Bolivar Mine processed 263,238 tonnes in Q1 2019, representing a 1% increase over Q1 2018. Average daily throughput realized during the quarter was approximately 3,000 tpd, and the Company expects to reach 3,600 tpd during Q2 2019. The 14% decline in copper head grades, and slightly lower silver and gold recoveries, offset the increase in silver and gold head grades, and copper recoveries, and resulted in an 7% decrease in copper equivalent pounds produced during Q1 2019 compared to Q1 2018. In Q1 2019, copper production decreased by 11% to 3,869,000 pounds, silver production increased 8% to 130,000 ounces, and gold production increased 5% to 1,100 ounces compared to Q1 2018.

Development and infrastructure improvements continue in the effort to push throughput at Bolivar to 4,000 tpd during the second half of 2019. During the rest of 2019, target mining areas will be the Gallo Inferior, Mina de Fierro, Chimneys, Breccias and Gallo Superior orebodies. Infill drilling will continue on the Bolivar West and Gallo Inferior areas, while mine development will focus on the Gallo Inferior and Breccia zones. This work will allow the Company to increase the number of minable stopes available in order to increase throughput at the plant.

20

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

During Q1 2019 the Company drilled 1,261 meters to support the development of the Santa Rosa de Lima vein in Promontorio to further verify the size and continuity of the orezone. In addition, 3,656 meters of surface diamond drilling was performed to explore the depth of the mineralized structure of San Nicolas, San Rafael and Santa Rosa de Lima.

Cusi Production

A summary of contained metal production from the Cusi Mine for the three months ended March 31, 2019 has been provided below:

	3 Months Ended
Cusi Production	Q1 2019	Q1 2018	% Var.

Tonnes processed (mt)	71,349	26,945	165%
Daily throughput	815	308	165%

Silver grade (g/t)	105.27	143.47	-27%
Gold grade (g/t)	0.15	0.18	-12%
Lead grade	0.30%	0.48%	-39%
Zinc grade	0.32%	0.51%	-38%

Silver recovery	79.53%	86.69%	-8%
Gold recovery	37.53%	45.26%	-17%
Lead recovery	75.21%	84.21%	-11%
Zinc recovery	0.00%	23.44%	-100%

Silver ounces (000's)	192	108	78%
Gold ounces	133	69	94%
Lead pounds (000's)	349	243	44%
Zinc pounds (000's)	0	71	-100%

Silver equivalent ounces (000's)(1)	224	136	64%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $0.94/lb Pb, $1.23/lb Zn, $1,305/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2018 were calculated using the following realized prices: $16.75/oz Ag, $3.14/lb Cu, $1.15/lb Pb, $1.56/lb Zn, $1,334/oz Au.

21

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months ended March 31, 2019

(In thousands of United States dollars, unless otherwise stated)

At Cusi, throughput reached approximately 815 tonnes per day (“tpd”) during Q1 2019, and the Company continues to work towards reaching the 1,200 tpd mark during Q2 2019. The 165% increase in throughput realized during Q1 2019 resulted in a 64% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades.

Silver production of 192,000 ounces increased 78%, gold production of 133 ounces increased 94%, and lead production of 349,000 pounds increased 44% in Q1 2019 compared to Q1 2018.

A revised LOM plan is nearing completion at Cusi, and we expect to have an updated NI 43-101 report completed during Q4 2019, which will include a maiden reserve estimate for the mine. The Company continues to increase mill feed from the Santa Rosa de Lima zone, while mining selected structures in the older part of the mine.

22

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources

Consolidated Reserves and Resources

Reserves - Proven and Probable											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Proven	1,836	47	1.08	0.84	2.59	0.64		-	5.78	3	44	34	105	38	-	-	234
	Probable	7,081	49	1.23	0.75	2.38	0.49		-	5.72	11	192	117	372	112	-	-	893
	Proven & Probable	8,917	48	1.20	0.77	2.43	0.52		-	5.73	14	235	151	477	150	-	-	1,127
Bolivar	Proven	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Probable	7,925	19	0.86	-	-	0.25	-	1.14	-	5	150	-	-	64	-	199	-
	Proven & Probable	7,925	19	0.86	-	-	0.25	-	1.14	-	5	150	-	-	64	-	199	-
Total	Proven & Probable	16,842	34	1.04	0.41	1.29	0.39				19	386	151	477	213

Resources - Measured and Indicated											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha	Measured	3,094	70	1.72	1.23	3.20	0.79	-	-	8.06	7	117	84	219	78	-	-	550
	Indicated	10,112	60	1.46	0.83	2.67	0.60	-	-	6.63	19	326	185	595	196	-	-	1,478
	Measured & Indicated	13,206	62	1.52	0.92	2.79	0.65	-	-	6.97	26	444	269	813	274	-	-	2,028
Bolivar	Measured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Indicated	13,267	23	1.04	-	-	0.30	-	1.37	-	10	304	-	-	128	-	402	-
	Measured & Indicated	13,267	23	1.04	-	-	0.30	-	1.37	-	10	304	-	-	128	-	402	-
Cusi	Measured	362	225	-	0.55	0.68	0.13	269	-	-	3	-	4	5	2	3	-	-
	Indicated	4,195	217	-	0.64	0.66	0.21	267	-	-	29	-	59	61	28	36	-	-
	Measured & Indicated	4,557	218	-	0.63	0.66	0.20	267	-	-	32	-	64	66	30	39	-	-
Total	Measured & Indicated	31,030	68	1.09	0.49	1.29	0.43				68	748	333	880	432

Resources – Inferred											Contained Metal
		Tonnes	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq	Ag	Cu	Pb	Zn	Au	AgEq	CuEq	ZnEq
		(x1000)	(g/t)	(%)	(%)	(%)	(g/t)	(g/t)	(%)	(%)	(M oz)	(M lb)	(M lb)	(M lb)	(K oz)	(M oz)	(M lb)	(M lb)
Yauricocha		6,632	43	1.19	0.47	2.16	0.55	-	-	5.15	9	175	68	315	117	-	-	753
Bolivar		8,012	22	0.96	-	-	0.42	-	1.35	-	6	170	-	-	108	-	238	-
Cusi		1,633	158	-	0.54	0.84	0.16	207	-	-	8	-	19	30	8	11	-	-
Total	Inferred	16,277	44	0.96	0.24	0.96	0.45				23	344	87	345	234

Notes:

1.	The effective date of the Yauricocha mineral reserve and resource estimate is July 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on November 10, 2017. Zinc equivalency is based on the following metal price assumptions: US$17.80/oz Ag, US$2.60/lb Cu, US$1.01/lb Pb, US$1.25/lb Zn and US$1,255/oz Au. Metallurgical recovery assumptions are variable between mineralization types, and are based on actual plant data for 2017. They range (where recovered) from 28-67% Ag, 39-65% Cu, 66-85% Pb, 89% Zn, 16-54% Au. The equivalency expression is designed to present an in-situ zinc equivalent, considering the recovered value of the other metals expressed in the value of zinc percent.
•	The equation is: ZnEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Zn$*Znrec).
2.	The effective date of the Bolivar mineral reserve and resource estimate is October 31, 2017. Details of the estimate are provided in the Company’s May 22, 2018 press releases and a NI 43-101 technical report will be filed on SEDAR within 45 days of the May 22, 2018 press release. Measured, Indicated and Inferred Resources include Proven and Probable Reserves. Copper equivalent is based on the following metal prices: US$18.25/oz Ag, US3.00/lb Cu and US$1,291 Au. Totals for Proven and Probable are diluted for internal waste. Metallurgical recovery assumptions are based on actual plant data for 2017 and are 78% Ag, 83% Cu, and 64% Au. The equivalency expression is designed to present an in-situ copper equivalent, considering the recovered value of the other metals expressed in the value of copper percent.
•	The equation is: CuEq = ((Ag*Ag$*Agrec)+(Cu*Cu$*Curec)+(Au*Au$*Aurec)) / (Cu$*Curec).
3.	The effective date of the Cusi mineral resource estimate is Aug 31, 2017. Details of the estimate are provided in a NI 43-101 technical report filed on SEDAR on February 12, 2018. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Silver equivalency is based on the following metal price assumptions: US$18.30/oz Ag, US$0.93/lb Pb, US$1.15/lb Zn and US$1,283/oz Au. Based on the historical production information for Cusi, the metallurgical recovery assumptions are 84% Ag, 86% Pb, 51% Zn, 57% Au. The equivalency expression is designed to present an in-situ silver equivalent, considering the recovered value of the other metals expressed in the value of silver g/t.
•	The equation is: AgEq = ((Ag*Ag$*Agrec)+(Pb*Pb$*Pbrec)+(Zn*Zn$*Znrec)+(Au*Au$*Aurec)) / (Ag$*Agrec).

23

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

6.	SUMMARIZED FINANCIAL RESULTS

Three months ended March 31, 2019 (compared to the three months ended March 31, 2018)

Net income (loss) attributable to shareholders for Q1 2019 was $(1.7) million (Q1 2018: $8.7 million) or $(0.01) per share (basic and diluted) (Q1 2018: $0.05). The other major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru of $35.3 million for Q1 2019 decreased by 24% compared to $46.6 million of revenues in Q1 2018. The decrease in revenues for Q1 2019 compared to Q1 2018 was due to a 14% decrease in tonnes processed due to the illegal strike action initiated by members of the Union of the Mine and Metallurgical Workers of Minera Corona on March 19, 2019. This illegal strike was resolved on April 12, 2019, however, resulted in a total of 12 days of lost production during March 2019. Lower revenues during the quarter were also affected by the decreases in the prices of silver (7%), copper (9%), zinc (21%), lead (18%), and gold (2%). In addition, the Company incurred higher treatment and refining charges for the zinc concentrate sold as the current surplus zinc concentrate market has moved spot treatment charges upwards. However, higher head grades and recoveries of all metals, except gold head grades, were realized during Q1 2019 which resulted in a 6% increase in zinc equivalent payable pounds compared to Q1 2018.

Revenue from metals payable in Mexico were $13.8 million for Q1 2019 compared to $15.1 million in Q1 2018. Revenues decreased by 9% in Mexico during Q1 2019 as a result of the lower copper head grades and silver and gold recoveries realized at the Bolivar Mine, as well as lower head grades and recoveries for all metals at the Cusi Mine. Lower revenues were also affected by the decrease in prices of all metals, mentioned previously.

Revenue from metals payable at the Bolivar Mine were $11.8 million for Q1 2019 compared to $13.9 million in Q1 2018. Despite a 1% increase in throughput during Q1 2019, the 14% decline in copper head grades, and slightly lower silver and gold recoveries, offset the increase in silver and gold head grades, and copper recoveries, and resulted in an 2% decrease in copper equivalent payable pounds during Q1 2019 compared to Q1 2018. Additionally, the 9% decrease in the copper price also had a negative impact on the revenues generated during the quarter. Development and infrastructure improvements continue in the effort to push throughput at Bolivar to 4,000 tpd during the second half of 2019.

Revenue from metals payable at the Cusi Mine for Q1 2019 were $2.0 million compared to $1.3 million in Q1 2018. The increase in revenues was due to the 165% increase in throughput realized during Q1 2019 which resulted in a 64% increase in silver equivalent ounces produced, despite lower head grades and recoveries for all metals as we continue to develop deeper into the Santa Rosa de Lima zone which has higher head grades. The Company is focused on improving head grades and recoveries by improving dilution control and utilizing sub-level stoping, in addition to focusing on development in order to bring the throughput up to 1,200 tpd during the second half of 2019. A revised LOM plan is nearing completion at Cusi, and we expect to have an updated NI 43-101 report completed during Q4 2019, which will include a maiden reserve estimate for the mine.

24

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for Q1 2019 and each quarter in 2018:

Realized Metal Prices	2019	2018
(In US dollars)	Q1	Q4	Q3	Q2	Q1

Silver (oz)	$15.57	$14.63	$14.85	$16.36	$16.75
Copper (lb)	$2.85	$2.77	$2.79	$3.12	$3.14
Lead (lb)	$0.94	$0.89	$0.94	$1.09	$1.15
Zinc (lb)	$1.23	$1.16	$1.14	$1.38	$1.56
Gold (oz)	$1,305	$1,238	$1,206	$1,296	$1,334

Yauricocha’s cost of sales per zinc equivalent payable pound was $0.57 (Q1 2018 - $0.63), cash cost per zinc equivalent payable pound was $0.54 (Q1 2018 - $0.57), and AISC per zinc equivalent payable pound of $0.85 (Q1 2018 - $0.82). The increase in the AISC per zinc equivalent payable pound for Q1 2019 compared to Q1 2018 was due to the increase in treatment and refining charges for the zinc concentrate sold, but was partially offset by the increase in zinc equivalent payable pounds as the Company realized higher head grades and recoveries for all metals, except gold head grades.

Bolivar’s cost of sales per copper equivalent payable pound was $2.09 (Q1 2018 - $1.46), cash cost per copper equivalent payable pound was $2.04 (Q1 2018 - $1.29), and AISC per copper equivalent payable pound was $3.59 (Q1 2018 - $1.94) for Q1 2019 compared to Q1 2018. The increase in the AISC per copper equivalent payable pound during Q1 2019 compared to Q1 2018 due to higher labour and contractor costs incurred related to stope and ramp development within the mine required to increase throughput to the 3,600 tpd and 4,000 tpd level. The majority of these costs are included in opex. Additionally, sustaining capital expenditures were $3.6 million higher in Q1 2019 compared to Q1 2018 and related to the purchase of mining equipment, mine development costs, exploration drilling within the mine, and plant improvements required to produce 3,600 to 4,000 tpd. The Company has considered these costs sustaining capital expenditures, even though the majority of the plant improvement costs are one-time costs required to process the tonnage increases we expect to achieve during the second half of the year.

Cusi’s cost of sales per silver equivalent payable ounce was $13.85 (Q1 2018 - $10.17), cash cost per silver equivalent payable ounce was $16.53 (Q1 2018 - $18.34), and AISC per silver equivalent payable ounce was $30.57 (Q1 2018 - $28.32) for Q1 2019 compared to Q1 2018. AISC per silver equivalent payable ounce increased due to higher sustaining capital expenditures incurred due to investments made in the concentrator plant in order to increase throughput to 1,200 tpd during Q2 2019.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q1 2019 of $8.1 million compared to $7.6 million for the same period in 2018.

25

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.4 million for Q1 2019 (Q1 2018: $2.6 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $3.9 million in Q1 2019 compared to $5.1 million in Q1 2018. The decrease in general and administrative costs in Q1 2019 compared to Q1 2018 was due to a decrease in consultant fees, professional fees and legal fees incurred in Canada during Q1 2018 for various projects.

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $12.0 million during Q1 2019 (Q1 2018: $27.4 million) which was comprised of $13.5 million (Q1 2018: $24.1 million) from the Peruvian operations and $(0.1) million (Q1 2018: $4.3 million) from the operations in Mexico. The decrease in adjusted EBITDA is due to the decrease in revenues and increase in cash costs discussed previously. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $3.0 million for Q1 2019 compared to $7.5 million in Q1 2018. The decrease was the result of the lower taxable income generated in Peru during Q1 2019 compared to Q1 2018.

During Q1 2019, the Company recorded a deferred tax recovery of $0.7 million compared to a $0.4 million deferred tax recovery in Q1 2018. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona.

Adjusted net income attributable to shareholders (1)

Adjusted net income attributable to shareholders (1) of $0.9 million, or $0.01 per share, for Q1 2019 was lower than the adjusted net income of $11.2 million, or $0.07 per share for Q1 2018. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

26

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

Other Comprehensive Income

Other comprehensive loss (“OCL”) for Q1 2019 was $(0.2) million compared to OCI of $10.6 million in Q1 2018. OCI includes a foreign currency gain of $(0.4) million for Q1 2019 (Q1 2018: $(0.6) million).

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2019	$	$		$	$

Revenue (1)	35,338	11,823	2,019	-	49,180

Production cost of sales	(18,869)	(9,783)	(2,147)	-	(30,799)
Depletion of mineral property	(3,206)	(1,013)	(222)	-	(4,441)
Depreciation and amortization of property, plant and equipment	(1,151)	(2,071)	(455)	-	(3,677)
Cost of sales	(23,226)	(12,867)	(2,824)	-	(38,917)

Gross profit (loss) from mining operations	12,112	(1,044)	(805)	-	10,263

Net income (loss) from operations	5,519	(2,714)	(1,351)	(2,010)	(556)

Adjusted EBITDA	13,543	327	(431)	(1,398)	12,041

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended March 31, 2018	$	$		$	$

Revenue (1)	46,563	13,856	1,256	-	61,675

Production cost of sales	(19,821)	(6,992)	(1,535)	-	(28,348)
Depletion of mineral property	(2,602)	(936)	(207)	-	(3,745)
Depreciation and amortization of property, plant and equipment	(1,522)	(1,835)	(403)	-	(3,760)
Cost of sales	(23,945)	(9,763)	(2,145)	-	(35,853)

Gross profit (loss) from mining operations	22,618	4,093	(889)	-	25,822

Net income (loss) from operations	12,590	1,226	(1,501)	(1,182)	11,133

Adjusted EBITDA	24,138	4,854	(602)	(987)	27,403

Cash Flows

Cash flow generated from operations before movements in working capital of $11.8 million for Q1 2019 decreased compared to $27.3 million in Q1 2018. The decrease in operating cash flow is mainly the result of lower revenues generated and lower gross margins realized.

Net cash flow of $(11.3) million (Q1 2018: $(9.7) million) used in investing activities during Q1 2019 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, and expenditures on shafts and ventilation.

27

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $11.3 million during the three months ended March 31, 2019 is presented below:

Q1 2019 Capital Expenditures by Mine
($ Millions)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$-	$0.30	$0.50	$0.80
Development	$1.00	$1.00	$-	$2.00
Investment in Equipment	$0.30	$0.40	$0.20	$0.90
Mascota Shaft / Central Shaft	$0.10	$-	$-	$0.10
Concentrator Plant Improvements	$0.10	$2.70	$1.00	$3.80
Ventilation	$0.70	$-	$-	$0.70
Environmental works	$0.10	$-	$-	$0.10
Other	$0.10	$-	$-	$0.10
Drilling Exploration to increase production	$0.50	$-	$-	$0.50
Development to increase production	$-	$0.20	$0.60	$0.80
Yauricocha Shaft	$1.10	$-	$-	$1.10
Ramp Lv 720 Mascota - Esperanza	$0.20	$-	$-	$0.20
Mine Camp	$0.20	$-	$-	$0.20
Mining Concession Fees	$-	$-	$-	$-
	$4.40	$4.60	$2.30	$11.30

Net cash flow of $11.9 million (Q1 2018: $(0.2) million) from (used in) financing activities for Q1 2019 consists of $(8.2) million (Q1 2018: $(3.5) million) in repayments of loans and credit facilities, $(0.1) million of share repurchases (Q1 2018: $Nil), $(0.5) million (Q1 2018: $(0.7) million) in interest paid on loans and credit facilities, with no of dividends being paid to non-controlling interest shareholders (Q1 2018: $(1.1) million). This was offset by proceeds received from the issuance of credit facilities of $20.7 million during Q1 2019 (Q1 2018: $5.0 million).

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

(In thousands of United States dollars, except per share	2019	2018				2017
amounts)	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Revenues	49,180	55,019	52,956	62,721	61,675	51,170	50,859	48,571
Adjusted EBITDA	12,041	15,263	18,212	28,878	27,403	19,208	18,845	17,620
Adjusted net income attributable to shareholders	886	783	4,482	12,557	11,187	3,241	4,993	4,258
Net income (loss) attributable to shareholders	(1,724)	(2,654)	1,922	10,843	8,703	2,118	(6,523)	(2,798)

Basic and diluted earnings (loss) per share ($)	(0.01)	(0.01)	0.01	0.07	0.05	0.01	(0.04)	(0.02)

28

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s balance sheet as at March 31, 2019 and December 31, 2018:

(000's)	March 31, 2019	December 31, 2018
Cash and cash equivalents	$23,937	$21,832
Working capital	$(19,795)	$(8,290)
Total assets	$360,195	$356,441

Debt (net of financing fees)	$68,928	$56,253
Total liabilities	$156,491	$152,836

Equity attributable to owners of the Company	$172,286	$173,355

Cash and cash equivalents of $23.9 million and working capital of $(19.8) million as at March 31, 2019 compared to $21.8 million and $(8.3) million, respectively, at the end of 2018. The decrease in working capital was due to the Corona Acquisition Facility with BCP being classified as a current liability, as it was repaid in full during May 2019. Cash and cash equivalents have increased by $2.1 million during Q1 2019 due to $1.5 million of operating cash flows, and $20.7 million drawn down from the new Senior Secured Corporate Facility, being partially offset by capital expenditures incurred in Mexico and Peru of $(11.3) million, repayment of loans, credit facilities and interest of $(8.7) million, and $(0.1) million of share repurchases.

Trade and other receivables as at March 31, 2019 include $7.2 million (December 31, 2018 - $5.8 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2019 VAT payables. Amounts included in trade and other receivables are current and the Company has no allowance for doubtful accounts as at March 31, 2019.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	March 31, 2019	December 31, 2018
Dia Bras Peru loan with BCP (Corona Acquisition)(1)	$-	$33,185	$34,596
Senior Secured Corporate Facility with BCP(2)	$100,000	$20,743	$-
DBP revolving credit facility with BCP(3)	$15,000	$15,000	$15,000
Corona Notes payable to BBVA Banco Continental(4)	$-	$-	$5,000
FIFOMI working capital facility	$-	$-	$1,657
Total Debt		$68,928	$56,253

Less cash balances		$23,937	$21,832
Net Debt		$44,991	$34,421

(1 – 4) See condensed interim consolidated financial statements as at March 31, 2019 for details of each loan and credit facility.

29

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

Outstanding shares

The authorized share capital at March 31, 2019 was an unlimited number of common shares without par value. As at May 13, 2019, the Company had 163.2 million shares issued and outstanding (December 31, 2018 – 163.4 million shares issued and outstanding).

As at March 31, 2019, there were 679,387 RSUs outstanding at a weighted average fair value of C$3.42.

As at May 13, 2019 there are 1,983,236 RSU’s outstanding at a weighted average fair value of C$2.36.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

10.	OTHER RISKS AND UNCERTAINTIES

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

30

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

The claims associated with the Company’s Mexican operations are discussed in detail below:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. (“DBM”). P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The San Jose Properties are not located in any areas where DBM currently operates, nor are these properties included in any resource estimates of the Company. The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves are located; and (ii) pay $423 to P&R; the Company was not appropriately notified of this resolution. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. In July 2014, a Federal Court in the State of Chihuahua ordered that the Company was entitled to receive proper notice of the adverse resolution previously issued by the State Court of Chihuahua. This allows the Company to proceed with its appeal (writ of “amparo”) of the State Court’s previous resolution. The adverse resolution has been temporarily suspended since March 2013, which suspension will remain in place pending the writ of amparo. The amparo is being heard in Federal Court and will challenge the State Court’s ruling. The Federal Court’s verdict in the amparo will be final and non-appealable. The Company continues to vigorously defend its position by applying the proper legal resources necessary to defend its position. On February 12, 2016, The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

31

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three months ended March 31, 2019 and 2018:

	Three Months Ended
(In thousands of United States dollars)	March 31, 2019	March 31, 2018

Net income (loss)	$(556)	$11,133

Adjusted for:
Depletion and depreciation	8,130	7,569
Interest expense and other finance costs	1,175	792
Interest income	(6)	(32)
Share-based payments	402	450
Foreign currency exchange and other provisions	651	312
Income taxes	2,245	7,179
Adjusted EBITDA	$12,041	$27,403

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

32

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three months ended March 31, 2019 and 2018:

	Three Months Ended
(In thousands of United States dollars)	March 31, 2019	March 31, 2018

Net income (loss) attributable to shareholders	$(1,724)	$8,703
Non-cash depletion charge on Corona's acquisition	2,375	2,602
Deferred tax recovery on Corona's acquisition depletion charge	(818)	(880)
Share-based compensation	402	450
Foreign currency exchange loss	651	312
Adjusted net income attributable to shareholders	$886	$11,187

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

33

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three months ended March 31, 2019 and 2018:

(In thousand of US dollars, unless stated)	Three months ended March 31, 2019					Three months ended March 31, 2018
	Yauricocha		Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated

Cash Cost per Tonne of Processed Ore
Cost of Sales		23,226	12,046	3,645	38,917	23,945	8,342	3,565	35,852
Reverse: Workers Profit Sharing		(520)	-	-	(520)	(1,514)	-	-	(1,514)
Reverse: D&A/Other adjustments		(4,685)	(2,496)	(1,083)	(8,264)	(4,545)	(2,164)	(796)	(7,505)
Reverse: Variation in Finished Inventory		(805)	(1,265)	1,361	(709)	(777)	483	(517)	(811)
Total Cash Cost		17,216	8,284	3,923	29,424	17,109	6,660	2,252	26,022
Tonnes Processed		233,814	263,238	71,349	568,401	271,389	259,375	26,945	557,710
Cash Cost per Tonne Processed	US$	73.63	31.47	54.99	51.77	63.04	25.68	83.58	46.66

34

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months ended March 31, 2019 and 2018:

Yauricocha:

YAURICOCHA		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2019	March 31, 2018

Cash Cost per zinc equivalent payable pound
Total Cash Cost		17,216	17,109
Variation in Finished inventory		805	777
Total Cash Cost of Sales		18,021	17,886
Treatment and Refining Charges		5,760	2,826
Selling Costs		992	1,032
G&A Costs		1,333	1,851
Sustaining Capital Expenditures		2,128	1,884
All-In Sustaining Cash Costs		28,234	25,479
Silver Equivalent Payable Ounces (000's)		2,619	2,915
Cost of Sales		18,869	19,821
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	7.20	6.80
Cash Cost per Silver Equivalent Payable Ounce	(US$)	6.88	6.14
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	10.78	8.74
Copper Equivalent Payable Pounds (000's)		14,310	15,548
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.32	1.27
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.26	1.15
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	1.97	1.64
Zinc Equivalent Payable Pounds (000's)		33,158	31,256
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.57	0.63
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.54	0.57
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.85	0.82

35

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three months ended March 31, 2019 and 2018:

Bolivar:

BOLIVAR		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2019	March 31, 2018

Cash Cost per copper equivalent payable pound
Total Cash Cost		8,284	6,660
Variation in Finished inventory		1,265	(483)
Total Cash Cost of Sales		9,550	6,177
Treatment and Refining Charges		1,433	957
Selling Costs		932	653
G&A Costs		661	856
Sustaining Capital Expenditures		4,237	638
All-In Sustaining Cash Costs		16,812	9,281
Silver Equivalent Payable Ounces (000's)		857	898
Cost of Sales		9,783	6,992
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	11.42	7.79
Cash Cost per Silver Equivalent Payable Ounce	(US$)	11.14	6.88
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	19.62	10.34
Copper Equivalent Payable Pounds (000's)		4,682	4,790
Cost of Sales per Copper Equivalent Payable Pound	(US$)	2.09	1.46
Cash Cost per Copper Equivalent Payable Pound	(US$)	2.04	1.29
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.59	1.94
Zinc Equivalent Payable Pounds (000's)		10,849	9,642
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.90	0.73
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.88	0.64
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.55	0.96

36

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three months ended March 31, 2019 and 2018:

Cusi:

CUSI		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2019	March 31, 2018

Cash Cost per silver equivalent payable ounce
Total Cash Cost		3,923	2,252
Variation in Finished inventory		(1,361)	517
Total Cash Cost of Sales		2,562	2,769
Treatment and Refining Charges		307	619
Selling Costs		204	143
G&A Costs		145	188
Sustaining Capital Expenditures		1,520	558
All-In Sustaining Cash Costs		4,739	4,277
Silver Equivalent Payable Ounces (000's)		155	151
Cost of Sales		2,147	1,535
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	13.85	10.17
Cash Cost per Silver Equivalent Payable Ounce	(US$)	16.53	18.34
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	30.57	28.32
Copper Equivalent Payable Pounds (000's)		846	806
Cost of Sales per Copper Equivalent Payable Pound	(US$)	2.54	1.90
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.03	3.44
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	5.60	5.31
Zinc Equivalent Payable Pounds (000's)		1,959	1,623
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	1.10	0.95
Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.31	1.71
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	2.42	2.64

Consolidated:

CONSOLIDATED		Three months ended
(In thousand of US dollars, unless stated)		March 31, 2019	March 31, 2018
Total Cash Cost of Sales		30,133	26,832
All-In Sustaining Cash Costs		49,785	39,037
Silver Equivalent Payable Ounces (000's)		3,631	3,964
Cost of Sales		30,799	28,348
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	8.48	7.15
Cash Cost per Silver Equivalent Payable Ounce	(US$)	8.30	6.77
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	13.71	9.85
Copper Equivalent Payable Pounds (000's)		19,838	21,144
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.55	1.34
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.52	1.27
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.51	1.85
Zinc Equivalent Payable Pounds (000's)		45,966	42,521
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.67	0.67
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.66	0.63
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.08	0.92

37

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2018 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit. As at March 31, 2019, management assessed its mining property assets and exploration and evaluation expenditures for impairment and determined that no impairment was required.

38

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

39

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

V.	Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on our consolidated results based on the foreign currency translation methods described in the audited consolidated financial statements.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at March 31, 2019.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at March 31, 2019, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2019. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at March 31, 2019 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, ICFR.

40

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 28, 2019 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

41

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

42

Sierra Metals Inc.
Management’s Discussion and Analysis
For the three months ended March 31, 2019
(In thousands of United States dollars, unless otherwise stated)

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

43